So 3/9/04

SECURIT[barcode]IISSION

04004497

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 51899 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ACA/Prudent Investors Planning Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

239 Route 22 East Third Floor
(No. and Street)

Green Brook, New Jersey 08812
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan C. Achtel 732-926-1100
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Luisi & Luisi CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

660 Tennent Road Suite 206 Manalapan, New Jersey 07726
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 24 2004 WASH. D.C. 155 SECTION

PROCESSED MAR 19 2004 THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Alan C. Achtel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACA/Prudent Investors Planning Corp., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

no exceptions

ROBYN ACHTEL
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JAN. 6, 2009

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ACA/PRUDENT INVESTORS PLANNING CORPORATION

## FINANCIAL STATEMENTS

## DECEMBER 31, 2003

# ACA/PRUDENT INVESTORS PLANNING CORPORATION

## FINANCIAL STATEMENTS

## DECEMBER 31, 2003

CONTENTS

# LUISI & LUISI CPAs, P.C.

Certified Public Accountants

660 Tennent Road • Suite 206 • Manalapan, NJ 07726 • Tel: (732) 617-7235 Fax: (732) 617-7237


Board of Directors
ACA/PRUDENT INVESTORS PLANNING CORPORATION
Green Brook, New Jersey

We have audited the accompanying balance sheet of ACA/PRUDENT INVESTORS PLANNING CORPORATION as of December 31, 2003, and the related statements of operations, shareholder's equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACA/PRUDENT INVESTORS PLANNING CORPORATION as of December 31, 2003, and the results of its operations and its cash flows and its equity for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented at the end of the financial statements is for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

In addition, we have also issued a report dated January 26, 2004 on our consideration of ACA/PRUDENT INVESTORS PLANNING CORPORATION'S internal control structure based on the audit of the financial statements.

Luisi & Luisi CPAs, P.C.

Luisi & Luisi CPAs, P.C.

January 26, 2004

# ACA/PRUDENT INVESTORS PLANNING CORPORATION

## BALANCE SHEET

## AS OF DECEMBER 31, 2003

### ASSETS

| | |
|---|---|
| CURRENT ASSETS | |
| Cash and Cash Equivalents | $ 152,808 |
| Accounts Receivable | 56,512 |
| Total Current Assets | 209,320 |
| FURNITURE & OFFICE EQUIPMENT(net of accumulated depreciation of $764) | 8,354 |
| OTHER ASSETS | |
| Security Deposits | 6,080 |
| Total Assets | $ 223,754 |

### LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| CURRENT LIABILITIES | |
| Accounts Payable and Accrued Expenses | $ 2,596 |
| SHAREHOLDER'S EQUITY | |
| Common Stock | 100 |
| Paid in Capital | 109,900 |
| Retained Earnings | 111,158 |
| Total Shareholder's Equity | 221,158 |
| Total Liabilities and Shareholder's Equity | $ 223,754 |

See Auditors' Report and accompanying notes to financial statements.

# ACA/PRUDENT INVESTORS PLANNING CORPORATION

## STATEMENT OF OPERATIONS

## FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| REVENUE | $ 630,539 |
| OPERATING EXPENSES | |
| Wages | 303,627 |
| Payroll Taxes | 18,356 |
| Automobile | 3,904 |
| Corporate Business Taxes | 3,095 |
| Dues & Subscriptions | 1,509 |
| Depreciation | 764 |
| Employee Retirement Plan | 40,000 |
| Insurance | 4,189 |
| Office Supplies & Computer Expenses | 4,860 |
| Postage & Delivery | 3,252 |
| Printing & Reproduction | 1,737 |
| Professional Fees | 3,247 |
| Registration Fees-Insurance | 759 |
| Registration Fees-Securities | 5,851 |
| Rent | 29,692 |
| Soliciting Costs | 15,695 |
| Telephone | 5,877 |
| Utilities | 780 |
| Sundry | 1,314 |
| | 448,508 |
| INCOME FROM OPERATIONS | 182,031 |

See Auditors' Report and accompanying notes to financial statements.

# ACA/PRUDENT INVESTORS PLANNING CORPORATION

## STATEMENT OF SHAREHOLDER'S EQUITY

## YEAR ENDED DECEMBER 31, 2003

| | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS | TOTAL |
|---|---|---|---|---|
| BALANCE, January 1, 2003 | $ 100 | $ 109,900 | $ 101,889 | $211,889 |
| NET INCOME - 2003 | | | 182,031 | 182,031 |
| DISTRIBUTION TO SHAREHOLDER | | | (172,762) | (172,762) |
| BALANCE, December 31, 2003 | $ 100 | $ 109,900 | $ 111,158 | $221,158 |

See Auditors' Report and accompanying notes to financial statements.

# ACA/PRUDENT INVESTORS PLANNING CORPORATION

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Income | $ 182,031 |
| Depreciation | 764 |
| Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities: | |
| Changes in Assets & Liabilities: | |
| Accounts Receivable | (18,853) |
| Accounts Payable & Accrued Expenses | (766) |
| Net Cash Provided By Operating Activities | 163,176 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Purchase of Furniture & Office Equipment | (9,118) |
| Security Deposits on Operating Lease | (4,830) |
| Distribution To Shareholder | (172,762) |
| Net Cash Used In Investing Activities | (186,710) |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | (23,534) |
| **CASH AND CASH EQUIVALENTS, beginning of year** | 176,342 |
| **CASH AND CASH EQUIVALENTS, end of year** | $ 152,808 |

See Auditors' Report and accompanying notes to financial statements.

# ACA/PRUDENT INVESTORS PLANNING CORPORATION

## NOTES TO FINANCIAL STATEMENTS

## FOR THE YEAR ENDED DECEMBER 31, 2003

### NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: ACA/Prudent Investors Planning Corporation is a securities brokerage firm and is a member of the National Association of Securities Dealers.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents: For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Income Taxes: The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal income tax on the taxable income.

Furniture & Office Equipment: Property and office equipment are stated at cost. Depreciation is computed using the straight-line method at rates sufficient to write off the cost of the applicable assets over their estimated useful lives.

### NOTE 2 NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the Rule 15c-3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of the aggregate indebtedness, as defined. Net capital and aggregate indebtedness, change from day-to-day, but as of December 31, 2003, the Company had net capital of which exceeded its requirements by $181,518.

### NOTE 3 PENSION PLAN

The Company maintains a defined contribution pension plan for employees that have met certain employment requirements. Contributions to the plan are discretionary and the amount of future contributions is not certain. Employee pension expense for 2003 was $40,000.

**NOTE 4 OPERATING LEASES**

The Company leases office space in both Green Brook, NJ and in Clifton, NJ.

The Clifton, NJ lease agreement ended June 30, 2003, the Company is currently in negotiations to extend that lease for a reduced amount of space and is now paying on a month to month basis. The total expense for the Clifton, NJ location for 2003 was $11,580.

The Green Brook, NJ lease agreement began in May 2003 and the total expense for this location for 2003 was $18,112. The lease commitment is for 5 years with an option to renew for an additional three years under various options.

Future minimum lease payments under the Green Brook, NJ location for the years ending December 31, are as follows:

| | |
|---|---|
| 2004 | $ 29,060 |
| 2005 | 29,220 |
| 2006 | 29,440 |
| 2007 | 29,580 |
| 2008 | 9,880 |
| Total | $127,180 |

SUPLEMENTAL INFORMATION

# ACA/PRUDENT INVESTORS PLANNING CORPORATION

## COMPUTATION OF NET CAPITAL AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL AS AT DECEMBER 31, 2003

| | |
|---|---|
| Stockholder's Capital | $ 221,158 |
| Less Non-Allowable Assets: | |
| Commissions Receivable (12b1) | 34,640 |
| Net Capital | 186,518 |
| Net Capital Requirement (1/15 of aggregate indebtedness or $5,000 Minimum Net Dollar Requirement, whichever Is Greater) | 5,000 |
| Net Capital In Excess of Required Amount | $ 181,518 |
| Ratio of Aggregate Indebtedness To Net Capital | 0.014 |

Note: The above amount does not differ materially from the computaion of new net capital under rule 15c3-1 as of December 31, 2003 filed with the National Association of Securities Dealers, Inc.

See Independent Auditors' Report.

**_LUISI & LUISI CPAs, P.C._**
***CERTIFIED PUBLIC ACCOUNTANTS***
***660 TENNENT ROAD- SUITE 206***
***MANALAPAN, NEW JERSEY 07726***
***TEL: (732) 617-7235 • FAX: (732) 617-7237***

---

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE

ACA/Prudent Investors Planning Corporation
239 Route 22 East
Green Brook, NJ 08812

Gentlemen:

In planning and performing or audit of the financial statements of ACA/Prudent Investors Planning Corporation for the year ended December 31, 2003, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ACA/Prudent Investors Planning Corporation that I considered relevant to the objectives stated in Rule 17a-5(g).(i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(s) (ii). We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 (b) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

Luisi & Luisi CPAs, P.C.

Luisi & Luisi CPAs, P.C.

See Independent Auditor's Report.